Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands)
(Loss) income before income taxes and minority interest	$(37,463)	$(41,335)	$17,355	$13,277	$(43,137)
Plus fixed charges:
Interest expense, net	184,362	140,500	96,586	81,784	98,440
Capitalized interest	6,070	1,758	1,638	1,525	2,570
Portion of rent expense representative of interest expense	16,352	10,802	7,949	7,635	7,388
Plus loss from equity investees	—	—	—	—	246
Plus amortization of capitalized interest	1,464	1,418	1,339	1,252	1,236
Less capitalized interest	(6,070)	(1,758)	(1,638)	(1,525)	(2,570)
Adjusted earnings	164,715	111,385	123,229	103,948	64,173
Fixed charges	206,784	153,060	$106,173	$90,944	$108,398
Ratio of earnings to fixed charges	—	—	1.2	1.1	—
Deficiency of earnings to cover fixed charges	$42,069	$41,675	—	—	$44,225

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